July 14, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 329 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to register shares of the Eventide Global Dividend Opportunities Fund.

If you have any questions, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins